Exhibit 99.8

RNS Number:1691L

Wolseley PLC

27 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS

The Wolseley plc 2002 Long Term Incentive Scheme ('LTIS') - 2006 Award

Wolseley plc announces that on 27 October 2006 a conditional allocation of ordinary shares of 25p each in the capital of the Company was made under the LTIS to 118 Senior Executives, including 7 Executive Directors and Persons Discharging Managerial Responsibilities. These shares will only vest upon the achievement of certain corporate performance targets measured over a three year period. No consideration is payable either at allocation or on vesting of all or part of the awards.

The following table shows the conditional allocation made under the LTIS on 27 October 2006.

Name	Conditional allocation of	Total interests in ordinary
	ordinary shares of 25p each	shares of 25p each held under the
	made on 27 October 2006	LTIS following this allocation

A Barden	25,200	58,526
F N Hord	31,099	105,289
C A S Hornsby	77,748	168,435
R H Marchbank	35,309	86,721
F W Roach	33,849	60,163
S P Webster	40,240	117,271
M J White	13,828	34,973

For further information please contact:

Mark J White

Group Company Secretary and Counsel

0118 929 8700

ends.

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